Exhibit 12

HONEYWELL INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2008
(Dollars in millions)

Determination of Earnings:
Income before taxes	$2,893
Add (Deduct):
Amortization of capitalized interest	17
Fixed charges	407
Equity income, net of distributions	(49)

Total earnings, as defined	$3,268

Fixed Charges:
Rents(a)	$65
Interest and other financial charges	342

407
Capitalized interest	18

Total fixed charges	$425

Ratio of earnings to fixed charges	7.69

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.